COLUMBIA FUNDS SERIES TRUST I

290 Congress Street

Boston, MA 02210

July 14, 2023

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant) Columbia Adaptive Retirement Funds	Post-Effective Amendment No. 405 (the Filing) File No. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the Staff) on July 11, 2023 for the Filing filed by and on behalf of the Registrant on behalf of its series, Columbia Adaptive Retirement 2020 Fund, Columbia Adaptive Retirement 2025 Fund, Columbia Adaptive Retirement 2030 Fund, Columbia Adaptive Retirement 2035 Fund, Columbia Adaptive Retirement 2040 Fund, Columbia Adaptive Retirement 2045 Fund, Columbia Adaptive Retirement 2050 Fund, Columbia Adaptive Retirement 2055 Fund and Columbia Adaptive Retirement 2060 Fund (the Funds).

Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Summary of the Fund—Fees and Expenses of the Fund

Comment 1:	In connection with the management fee structure changes, the contractual fee waiver does not expire. In the Expense Example narrative, insert language stating this or modify the language in the Annual Fund Operating Expenses table.

Response:	The Expense Example narrative disclosure will be revised as follows:

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above do not expire as indicated in the preceding table, they are reflected in all of the examples. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

Summary of the Fund—Principal Risks

(Revisions will be reflected in corresponding disclosure in the More Information About the Fund section, as necessary.)

Comment 2:	In the first sentence of the first paragraph under Principal Risks, please delete “among others” if this is the Funds’ way of indicating the most significant risks in its alphabetical ordering.

Response:	We have considered the Staff’s comment and respectfully decline to make the change. As there are other Principal Risks discussed in the Funds’ prospectus, the Funds do not wish to state or imply that the several risks mentioned in the Principal Risks’ introductory paragraph are the only Principal Risks of the Funds. An investor can take away that the Funds have highlighted for reference certain Principal Risks, but there are others.

More Information About the Fund—Principal Investment Strategies

Comment 3:	In the seventh paragraph of the Summary of the Principal Investment Strategies of the Solution Series Funds subsection, clarify the following disclosure is not a temporary defensive strategy or combine it with the More Information About the Fund—Investing Defensively section.

Response:	In response to this comment, we are revising the paragraph as marked below:

~~The~~ As part of its principal investment strategies, the Fund may hold a significant amount of cash, money market instruments (which may include investments in one or more affiliated or unaffiliated money market funds or similar vehicles), other high-quality, short-term investments, or other liquid assets for investment purposes. In certain market conditions, the Fund may have no market positions (i.e., the Fund may hold only cash and cash equivalents) when the Investment Manager believes it is in the best interests of the Fund.

More Information About the Fund — Principal Risks

Comment 4:	Please note that the risk disclosure in the More Information About the Fund section is substantially identical to the risk disclosure in the Summary of the Fund section. Please revise so that the Summary will be consistent with Item 4(b)(1)(i).

Response:	We appreciate the Staff’s comment and have reviewed IM Guidance 2014-08. In our view, the disclosure of principal risks and principal investment strategies of investing in the Fund in response to Item 4 accurately summarizes the key information that is important to an investor decision, and we do not believe the Item 4 disclosure reflects long, complex and detailed descriptions of principal risks and principal investment strategies that are dense and not user-friendly, as discussed in IM Guidance 2014-08. Certain principal risk and principal investment strategy disclosures provided in response to Item 9 are identical to those provided in response to Item 4 which reflects our view that, in such instances, expanding on the key information provided in response to Item 4 would not add significant incremental benefit to making an investment decision. While we understand that information disclosed in response to Item 4 need not be repeated in response to Item 9, we believe omitting such information in response to Item 9 could result in investor confusion and misunderstanding of the principal risks and principal investment strategies of investing in the Fund.

More Information About the Fund—Additional Investment Strategies and Policies

Comment 5:	The Staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in the fund’s statement of additional information rather than in the fund’s prospectus. The Staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08—Improving Principal Risks Disclosure.

Response:	After giving consideration to the comment, the Registrant elects to include certain information, including certain investment strategies and the risks thereof that are not principal investment strategies of the Funds, in the prospectus in accordance with General Instruction C.3(b) of Form N-1A.

More Information About the Fund—Fee Waiver/Expense Reimbursement Arrangements and Impact on Past Performance

Comment 6:	The last sentence of the final paragraph under the contractual fee waiver table states the agreement may be modified or amended only with approval from all parties. This contradicts the prior statement that the fee waivers will be in place so long as the investment manager manages the Funds.

Response:	The fee waivers are a contractual agreement between the parties which can be modified or amended by the investment manager or the Board of Trustees. The relevant contractual term is that the agreed-upon waiver will be in place so long as the investment manager manages the Funds. Like all other contractual terms, that term may be modified or amended with the approval from the parties to the contract.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Fundamental and Non-fundamental Investment Policies—Non-fundamental Policies

Comment 7:	In the Concentration – D section of Fundamental Policies, please clarify how the Funds will implement their concentration policy (D14) with respect to investments in any private activity municipal debt securities issued by non-governmental entities.

Please note that a fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Alternatively, a fund can provide an exception for these private activity municipal securities as follows: “other than municipal securities backed principally from the assets and revenues of non-governmental users.”

Response:	SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” The Funds will implement their concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785.

Comment 8:	Under the Names Rule Policy section, please delete the disclosure underlined below as it is not consistent with the Rule 35d-1 asset-based test.

To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments will be valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the adviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value.

Response:	The Funds count derivatives towards satisfaction of the 80% test in a manner consistent with the Commission’s statement that, “[i]n appropriate circumstances …. an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001).

The Registrant believes that the underlined language is appropriate in light of the quoted language from the adopting release, and further notes that the proposed amendments to Rule 35d-1 would require that a fund use the notional value, rather than the market value, of derivatives for purposes of that rule. Further, the proposing release expressly notes that some funds currently use the notional value of derivatives, while other funds use their market value. Investment Company Act Release No. 34593 (May 25, 2022) at n. 76 (“We designed these proposed amendments to reflect the investment exposure derivatives investments create better and to increase comparability, as some funds currently value derivatives instruments using their notional amounts for purposes of determining their compliance with the 80% test while other funds use market values. The amendments are designed [to] reduce the risk that a fund may use derivatives to invest in a manner inconsistent with the investment focus suggested by the fund’s name.”).

Comment 9:	Under the section Summary of 1940 Act Restrictions on Certain Activities—Issuing senior securities, insert the underlined disclosure to comply with Rule 18f-4:

Issuing senior securities – A“senior security” is an obligation with respect to the earnings or assets of a company that takes precedence over the claims of that company’s common stock with respect to the same earnings or assets. The 1940 Act prohibits an open-end fund from issuing senior securities other than certain borrowings from a bank, but Rule 18f-4 provides relief from that prohibition as to certain transactions that could be considered issuances of senior securities provided that the Fund complies with its conditions. The exception in the fundamental policy allows the Fund to operate in accordance with Rule 18f-4.

Response:	The disclosure has been revised accordingly.

About Fund Investments

Comment 10:	Since the Funds use derivatives in a limited amount, please review the last sentence under the heading Risk of Potential Governmental Regulation of Derivatives to include instructions to cross reference the prospectus.

Response:	In response to this comment, we will add the following sentence to the end of this section:

Funds, such as the Adaptive Retirement Funds, that invest principally in other funds that use derivatives to a material extent, will be indirectly subject to the risks described above.

Capital Stock and Other Securities

Comment 11:	Please move all of the disclosure under the Conduct of the Trusts’ Business section to the appropriate location in the Funds’ prospectus.

Response:	The disclosure is included in the Funds’ SAI even though it does not appear to be specifically required by any item of Form N-1A. The Funds respectfully submit that the current disclosure and its placement is appropriate.

Comment 12:	Please revise the following sentence in the first paragraph under the Conduct of the Trusts’ Business – Derivative and Direct Claims of Shareholders section to add the underlined disclosure:

As used in the Declaration of Trust or Bylaws, a “direct” shareholder claim refers to (i) a claim based upon alleged violations of a shareholder’s individual rights independent of any harm to the Trust, including a shareholder’s voting rights under the Declaration of Trust or Bylaws; rights to receive a dividend payment as may be declared from time to time; rights to inspect books and records; or other similar rights personal to the shareholder and independent of any harm to the Trust; and (ii) a claim for which a direct or derivative shareholder action is provided under the U.S. federal securities laws such as, for example, a claim under Section 36(b) of the 1940 Act. Any other claim asserted by a shareholder, including without limitation any claims purporting to be brought on behalf of the Trust or involving any alleged harm to the Trust, is considered a “derivative” claim as used in the Declaration of Trust or Bylaws.

Response:	The revision will not be made because the purpose of this paragraph is to distinguish between “direct” and “derivative” claims and this sentence, in particular, is defining what “direct” claim is. We also believe adding “or derivative” is not necessary as that clause already makes it clear that 36(b) claims are considered “direct” claims for purposes of the Declaration of Trust or Bylaws.

If you have any questions, please contact either me at (617) 385-9536 or Patrick Gannon at (617) 385-9534.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Senior Vice President, Chief Legal Officer and Secretary
Columbia Funds Series Trust I